Exhibit 99.1

Newmont and Goldcorp Combine to Create World's Leading Gold Company

World-class portfolio of assets to support sustainable, profitable gold production over long-term horizon

DENVER, Jan. 14, 2019 /CNW/ - Newmont Mining Corporation (NYSE: NEM) (Newmont or the Company) and Goldcorp Inc. (NYSE: GG, TSX: G) (Goldcorp) today announced they have entered into a definitive agreement in which Newmont will acquire all of the outstanding common shares of Goldcorp in a stock-for-stock transaction valued at $10 billion. Under the terms of the agreement, Newmont will acquire each Goldcorp share for 0.3280 of a Newmont share, which represents a 17 percent premium based on the companies' 20-day volume weighted average share prices.

The agreement will combine two gold industry leaders into Newmont Goldcorp, to create an unmatched portfolio of operations, projects, exploration opportunities, reserves and people in the gold mining sector. Newmont Goldcorp's world-class portfolio will feature operating assets in favorable jurisdictions, an unparalleled project pipeline, and exploration potential in the most prospective gold districts around the globe. In addition to providing shareholders the largest gold Reserves per share, Newmont Goldcorp will offer the highest annual dividend among senior gold producers.

"This combination will create the world's leading gold business with the best assets, people, prospects and value-creation opportunities," said Gary Goldberg, Newmont's Chief Executive Officer. "We have a proven strategy and disciplined implementation plan to realize the full value of the combination, including an exceptional pool of talented mining professionals, stable and profitable gold production of six to seven million ounces over a decades-long time horizon, the sector's largest gold Reserve and Resource base, and a leading project and exploration pipeline. Our cultures are well aligned, with strong commitments to zero harm, inclusion and diversity, and industry-leading environmental, social and governance performance. We expect to generate up to $100 million in annual pre-tax synergies, with additional cost and efficiency opportunities that will be pursued through our proven Full Potential continuous improvement program. The combination is expected to be immediately accretive to Newmont's net asset value and cash flow per share. We constantly review opportunities to raise our performance, and this combination represents the most promising path to deliver superior and sustainable value for our shareholders, employees, host countries and communities."

Newmont Goldcorp's Reserves and Resources will represent the largest in the gold sector and will be located in favorable mining jurisdictions in the Americas, Australia and Ghana, representing approximately 75 percent, 15 percent and 10 percent, respectively. Newmont Goldcorp will also prioritize project development by returns and risk, while targeting $1.0 to 1.5 billion in divestitures over the next two years to optimize gold production at a sustainable, steady-state level of six to seven million ounces annually. Supported by stable, profitable long-term production and an investment-grade balance sheet, Newmont Goldcorp will generate robust free cash flow and have the financial flexibility to fund project development and exploration in the decades ahead.

"This combination creates the world's premier gold company," said Goldcorp's President and Chief Executive Officer, David Garofalo. "In addition to the depth and quality of Newmont Goldcorp's operations, projects, exploration properties and Reserves, the combined company's assets will be centered in the world's most favorable and prospective mining jurisdictions and gold districts. The strategic rationale for combining Goldcorp with Newmont is powerfully compelling on many levels, and both teams are fully committed to delivering on the transaction's value proposition for all of our stakeholders. Newmont Goldcorp will be one of Canada's largest gold producers and will have its North America regional office in Vancouver, and expects to oversee more than three million ounces of the combined company's total annual gold production."

Strategic rationale

The combination of Newmont and Goldcorp will create the world's leading gold company offering shareholders and other stakeholders:

  Experienced management and talented mining professionals with a proven track record of maximizing value by delivering long-life and low-cost profitable gold mining operations
  Unparalleled leverage to the gold price given the combined company's scale (2017 gold production actuals: Newmont = 5.3 million ounces; Goldcorp = 2.6 million ounces)
  A world-class portfolio of gold mining operations and projects in favorable jurisdictions
  Steady, profitable gold production targeting 6 to 7 million ounces over a decades-long time horizon
  Recognized industry leadership in environmental, social and governance performance
  A targeted sustainable annual dividend of $0.56 per share,i the highest among senior gold producers
  A solid, investment-grade balance sheet
  An unparalleled project pipeline on four continents
  Exploration opportunities in the world's most prospective gold districts
  The sector's largest gold Reserves and Resource base

Structure and long-term leadership succession

Following the merger, management of Newmont Goldcorp will feature proven and experienced mining and business leaders at both the Board and executive team levels, along with diverse, high-performing teams at the combined company's regional and operating sites.

Newmont Goldcorp's management team will be appointed on a "best talent" basis, with Gary Goldberg as Chief Executive Officer and Tom Palmer as President and Chief Operating Officer.

Building on the depth of Newmont Goldcorp's combined global talent pool, the Board will continue to focus on strategic leadership development, robust and thoughtful succession planning, and seamless leadership transitions. As part of a planned and orderly leadership succession process, Mr. Goldberg and Newmont's Board have been engaged in discussions anticipating a CEO succession in early 2019. In October of 2018 the Company also announced Mr. Palmer's promotion to President and Chief Operating Officer.

To ensure a smooth and successful combination, Mr. Goldberg has agreed to lead Newmont Goldcorp through closure of the transaction and integration of the two companies. The Company expects this process to be substantially completed in the fourth quarter of 2019, when Mr. Goldberg plans to retire and Mr. Palmer will become President and Chief Executive Officer.

  The Board of Directors will be proportionally comprised of Newmont and Goldcorp Directors, with Noreen Doyle as Chair and Ian Telfer as Deputy Chair
  Goldcorp's Vancouver, Canada office will become Newmont Goldcorp's North America regional office
  Newmont Goldcorp's South America regional office will be in Miami, USA; the Australia regional office will be in Perth; and the Africa regional office will be in Accra, Ghana
  Newmont Goldcorp will be a Delaware corporation with its corporate headquarters in Colorado, USA
  Newmont Goldcorp's shares will be traded on the New York Stock Exchange using the ticker symbol NEM and expected to be listed for trading on the Toronto Stock Exchange (TSX) following closing of the transaction

Transaction terms

  Newmont to acquire all outstanding Goldcorp equity at an exchange ratio of 0.3280 of a Newmont share and $0.02 for each Goldcorp share
  Goldcorp equity value of $10 billion, with premium, and enterprise value of $12.5 billion
  A 17 percent premium based on Newmont's and Goldcorp's 20-day VWAP share prices as of January 11, 2019
  Newmont and Goldcorp shareholders will own approximately 65 percent and 35 percent of the combined entity, respectively
  Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporation Act (Ontario)
  Agreement provides for customary deal protection provisions, including mutual non-solicitation covenants and rights to match superior proposals
  Under certain circumstances, Newmont would be entitled to a $350 million break-fee (3.5 percent of Goldcorp's equity value) and Goldcorp would be entitled to a $650 million break-fee (3.5 percent of Newmont's equity value)
  Each of Goldcorp's and Newmont's directors and certain members of the executive leadership team have entered into voting support agreements agreeing to vote their shares in favor of the transaction

Path to close

The Boards of Directors of both companies have unanimously approved the transaction, including in the case of Goldcorp, on the unanimous recommendation of a special committee of independent directors of Goldcorp. The transaction is expected to close in the second quarter of 2019. Closing of the transaction is subject to approval by the shareholders of both companies; regulatory approvals in a number of jurisdictions including the European Union, Canada, South Korea and Mexico; and other customary closing conditions.

Benefits to Canada

The formation of Newmont Goldcorp ensures that Canada's gold industry will participate in a world-leading natural resources company that operates responsibly, is invested in the long-term success of its properties, and has the financial strength to explore and develop the next generation of significant gold mines. As part of this combination, Newmont Goldcorp plans to:

  Preserve jobs in Canada by designating Goldcorp's current Vancouver headquarters as Newmont Goldcorp's North America regional office – this regional office will oversee all of Newmont Goldcorp's properties in Canada and the United States
  Have the Vancouver office oversee North American operations with combined gold production of more than three million ounces per year – more than three times Goldcorp's current Canadian gold production
  Make Newmont Goldcorp's Vancouver office the base for certain of Newmont Goldcorp's global functions and centers of excellence, including global oversight of Indigenous community relations
  Maintain a significant Canadian presence on Newmont Goldcorp's Board of Directors and among the management of Newmont Goldcorp's Canadian properties
  Honor all of Goldcorp's commitments to Indigenous communities to ensure their interests are acknowledged and protected
  Seek to list Newmont Goldcorp's shares for trading on the TSX
  Make new investments in a reinvigorated exploration program in Canada
  Provide ongoing and long-term employment for highly skilled jobs at Newmont Goldcorp's properties in Canada
  Maintain a commitment to environmental sustainability and to the health and safety of its workers
  Continue contributions to organizations in the communities where Newmont Goldcorp operates to support charitable, social, recreational, and community development programs

Advisors and counsel

In connection with the transaction, Newmont has retained BMO Capital Markets, Citi and Goldman Sachs as financial advisors, and Wachtell, Lipton, Rosen & Katz, Goodmans LLP, and White & Case LLP as legal counsel; and Goldcorp has retained TD Securities and BofA Merrill Lynch as financial advisors and Cassels Brock & Blackwell LLP and Neal Gerber & Eisenberg LLP as legal counsel. The special committee of independent directors of Goldcorp has retained Fort Capital Partners as financial advisor and Osler, Hoskin & Harcourt LLP as legal counsel.

TD Securities and BofA Merrill Lynch have each provided an opinion to the Board of Directors of Goldcorp to the effect that, as of January 13, 2019, the consideration to be received by holders of Goldcorp common shares, is fair, from a financial point of view, to such holders, in each case, subject to the respective limitations, qualifications and assumptions set forth in such opinions. Fort Capital Partners has provided a fairness opinion to the special committee of independent directors of Goldcorp.

Analyst and investor webcast and conference call:

Newmont Mining – Business Update
January 14, 2019 at 10:00 AM Eastern Time

Conference Call Details

Dial-In Number	855.209.8210
Intl Dial-In Number	412.317.5213
Conference Name	Newmont Mining
Replay Number	877.344.7529
Intl Replay Number	412.317.0088
Replay Access Code	10127811

Webcast Details
Title: Newmont Mining – Business Update
URL: https://event.on24.com/wcc/r/1915172/E16420216780E4BFEB42403BF63313CA

About Newmont

Newmont is a leading gold and copper producer. The Company's operations are primarily in the United States, Australia, Ghana, Peru and Suriname. Newmont is the only gold producer listed in the S&P 500 Index and was named the mining industry leader by the Dow Jones Sustainability World Index in 2015, 2016, 2017 and 2018. The Company is an industry leader in value creation, supported by its leading technical, environmental, social and safety performance. Newmont was founded in 1921 and has been publicly traded since 1925.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary statement regarding forward looking statements:
This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and "forward-looking information" within the meaning of applicable Canadian securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as "anticipate," "intend," "plan," "will," "would," "estimate," "expect," "believe," "target," "indicative," "preliminary," or "potential." Forward-looking statements in this release may include, without limitation: (i) statements relating to Newmont's planned acquisition of Goldcorp and the expected terms, timing and closing of the proposed transaction, including receipt of required approvals and satisfaction of other customary closing conditions;; (ii) estimates of future production, including expected annual production range; (iii) estimates of future costs applicable to sales and all-in sustaining costs; (iv) estimates of future capital expenditures; (v) estimates of future cost reductions, synergies, including pre-tax synergies, savings and efficiencies; (vi) expectations regarding future exploration and the development, growth and potential of Newmont's and Goldcorp's operations, project pipeline and investments, including, without limitation, project returns, expected average IRR, and schedule; (vii) expectations regarding future investments or divestitures, including anticipated divestitures over the next two years; (viii) expectations of future dividends and returns to shareholders; (ix) expectations of future balance sheet strength and credit ratings; * expectations of future equity and enterprise value; (xi) expected listing of common stock on TSX; and (xii) expectations of future plans and benefits. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of Newmont's and Goldcorp's operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; (iii) political developments in any jurisdiction in which Newmont and Goldcorp operate being consistent with its current expectations; (iv) certain exchange rate assumptions for the Australian dollar or the Canadian dollar to the U.S. dollar, as well as other the exchange rates being approximately consistent with current levels; (v) certain price assumptions for gold, copper, silver, lead and oil; (vi) prices for key supplies being approximately consistent with current levels; (vii) the accuracy of current mineral reserve, mineral resource and mineralized material estimates; and (viii) other planning assumptions. Risks relating to forward looking statements in regard to the Company's business and future performance may include, but are not limited to, gold and other metals price volatility, currency fluctuations, operational risks, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political risk, community relations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Newmont's and Goldcorp's businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Newmont's and Goldcorp's ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Newmont's common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Newmont's and Goldcorp's resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Newmont's 2017 Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) as well as the Company's other SEC filings, available on the SEC website or www.newmont.com Goldcorp's most recent annual information form as well as Goldcorp's other filings made with Canadian securities regulatory authorities and available on SEDAR, on the SEC website or www.goldcorp.com. Newmont is not affirming or adopting any statements or reports attributed to Goldcorp (including prior mineral reserve and resource declaration) in this release or made by Goldcorp outside of this release. Goldcorp is not affirming or adopting any statements or reports attributed to Newmont (including prior mineral reserve and resource declaration) in this presentation or made by Newmont outside of this presentation. Newmont and Goldcorp do not undertake any obligation to release publicly revisions to any "forward-looking statement," including, without limitation, outlook, to reflect events or circumstances after the date of this release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued "forward-looking statement" constitutes a reaffirmation of that statement. Continued reliance on "forward-looking statements" is at investors' own risk.

Additional information about the proposed transaction and where to find it

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This release is being made in respect of the proposed transaction involving the Company and Goldcorp pursuant to the terms of an Arrangement Agreement by and among the Company and Goldcorp and may be deemed to be soliciting material relating to the proposed transaction. In connection with the proposed transaction, the Company will file a proxy statement relating to a special meeting of its stockholders with the SEC. Additionally, the Company will file other relevant materials in connection with the proposed transaction with the SEC. Security holders of the Company are urged to read the proxy statement regarding the proposed transaction and any other relevant materials carefully in their entirety when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the transaction. The definitive proxy statement will be mailed to the Company's stockholders. Stockholders of the Company will be able to obtain a copy of the proxy statement, the filings with the SEC that will be incorporated by reference into the proxy statement as well as other filings containing information about the proposed transaction and the parties to the transaction made by the Company with the SEC free of charge at the SEC's website at www.sec.gov, on the Company's website at www.newmont.com/investor-relations/default.aspx or by contacting the Company's Investor Relations department at jessica.largent@newmont.com or by calling 303-837-5484. Copies of the documents filed with the SEC by Goldcorp will be available free of charge at the SEC's website at www.sec.gov.

Participants in the proposed transaction solicitation

The Company and its directors, its executive officers, members of its management, its employees and other persons, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company's stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company's executive officers and directors in the solicitation by reading the Company's 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018, its proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the SEC on March 9, 2018 and other relevant materials filed with the SEC when they become available. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the proxy statement filed with the SEC relating to the transaction when it becomes available. Additional information concerning Goldcorp's executive officers and directors is set forth in its 2017 Annual Report on Form 40-F filed with the SEC on March 23, 2018, its management information circular relating to its 2018 Annual Meeting of Stockholders filed with the SEC on March 16, 2018 and other relevant materials filed with the SEC when they become available.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Goldcorp Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Goldcorp Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com
NEWMONT INVESTOR CONTACT	NEWMONT MEDIA CONTACTS
Jessica Largent Newmont Investor Relations Telephone: (303) 837-5484 E-mail: jessica.largent@newmont.com	Omar Jabara Newmont Communications Telephone: (303) 837-5114 E-mail: omar.jabara@newmont.com

_____________________
[i]	Anticipated annualized dividends represents management's current expectations and are "forward-looking statements". See cautionary statement above regarding forward-looking statements. 2019 dividends have not yet been approved or declared by the Board of Directors. Investors are cautioned that such statements with respect to future dividends are non-binding. The declaration and payment of future dividends remain at the discretion of the Board of Directors and will be determined based on Newmont's financial results, balance sheet strength, cash and liquidity requirements, future prospects, gold and commodity prices, and other factors deemed relevant by the Board. The Board of Directors reserves all powers related to the declaration and payment of dividends. Consequently, in determining the dividend to be declared and paid on the common stock of the Company, the Board of Directors may revise or terminate the payment level at any time without prior notice. As a result, investors should not place undue reliance on such statements.

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SOURCE Goldcorp Inc.

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CO: Goldcorp Inc.

CNW 05:21e 14-JAN-19